UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: James Rivas Check Point Software Technologies +1.650.628.2215 press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2013 FIRST QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – April 22, 2013 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ending March 31, 2013.

•	Total Revenue: $322.7 million, representing a 3 percent increase year over year
•	Non-GAAP Operating Income: $189.1 million, representing 59 percent of revenues
•	Non-GAAP EPS: $0.79, representing a 7 percent increase year over year
•	Cash Flow from Operations: $331.4 million, representing a 20 percent increase year over year

“In the first quarter we significantly advanced attack prevention with the introduction of our leading-edge Threat Emulation Software Blade that prevents infections from undiscovered exploits, zero-day and targeted attacks. We were also recognized for our security leadership by Gartner, IDC and NSS Labs.  This recognition underscores our product leadership and dedication to providing the best security to our customers,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights for the First Quarter of 2013:
•	Total Revenue: $322.7 million compared to $313.1 million in the first quarter of 2012.
•	GAAP Operating Income: $177.0 million compared to $172.9 million in the first quarter of 2012. GAAP operating margin was 55 percent, same as in the first quarter of 2012.
•	Non-GAAP Operating Income: $189.1 million compared to $186.7 million in the first quarter of 2012. Non-GAAP operating margin was 59 percent, compared to 60 percent in the first quarter of 2012.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $148.0 million compared to $143.6 million in the first quarter of 2012. GAAP earnings per diluted share were $0.73 compared to $0.68 in the first quarter of 2012.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $159.3 million compared to $156.9 million in the first quarter of 2012. Non-GAAP earnings per diluted share were $0.79 compared to $0.74 in the first quarter of 2012.

•	Deferred Revenues: As of March 31, 2013, deferred revenues were $586.4 million compared to $542.2 million in the first quarter of 2012.
•	Cash Flow: Cash flow from operations was $331.4 million compared to $275.3 million in the first quarter of 2012.
•	Share Repurchase Program: During the first quarter of 2013, the company repurchased 2.64 million shares at a total cost of $131.6 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,523.4 million as of March 31, 2013, an increase of $402.2 million, compared to $3,121.2 million as of March 31, 2012.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Business Highlights

Check Point continued to deliver innovative security solutions this past quarter with the introduction of advanced new products and technology that protect both enterprises and consumers.

Threat Emulation Software Blade – An innovative solution that prevents infections from new exploits, undiscovered threats, and targeted attacks. Check Point Threat Emulation inspects suspicious documents and emulates how they run in a virtual environment to discover malicious behavior and to prevent malware from entering the network.

Compliance Software Blade - The industry’s first integrated compliance solution to leverage an extensive knowledgebase of regulatory requirements and IT security best practices, while providing a real-time view of compliance.  Check Point’s Compliance Software Blade ensures that security policies are aligned with global regulations and validates that appropriate security levels are maintained – shortening audit times, improving security, and reducing costs for businesses.

New Data Center Appliance: 21700 Model - Provides market leading security and the fastest performance in a compact 2U chassis, protecting large enterprises and data centers with Check Point’s award-winning Software Blade Architecture. It offers maximum security performance straight out of the box with 78 Gbps of firewall throughput, 25 Gbps of IPS throughput, and a 2,922 SecurityPower™ unit (SPU) rating. The 21700 is the third model in the 21000 series and increases the top performance by approximately 50 percent since the launch.

New Enterprise-Class Security in a Desktop Package: 1100 Model - Provides enterprise-class security in a compact desktop appliance perfect for small branch and remote offices. For the first time, small offices can benefit from the full software blade architecture starting at under $1,000.

ZoneAlarm 2013 Security Products - The new 2013 products, which are Windows 8 compatible, are the first to integrate a Facebook Privacy Scan and Do Not Track technologies. ZoneAlarm products also offer improved performance and security through advanced antivirus and firewall capabilities.

Industry Accolades

Leader in Gartner’s Magic Quadrant for Enterprise Network Firewall - Check Point is positioned as a leader in Gartner’s Magic Quadrant for Enterprise Network Firewall. The company has been in the leader's quadrant for 16 consecutive years.

Top Position in Worldwide Combined Firewall and UTM Appliance Market - Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 2012, according to the IDC Worldwide 2012 Security Appliance Tracker.

Triple NSS Labs “Recommend” Rating - Check Point achieved the top score in security effectiveness and management in the latest NSS Labs’ Next Generation Firewall (NGFW) group test. Check Point also excelled in NSS Labs’ latest round of Network Firewall and Intrusion Prevention System (IPS) tests – earning a total of three “Recommend” ratings.

SC Magazine Reader Trust Award - SC Magazine readers selected Check Point for best enterprise firewall and best IPS solution in 2013.

CRN Channel Chief Award - Check Point President, Amnon Bar-Lev, has been named one of UBM Tech Channel’s CRN 2013 Channel Chiefs. This is the sixth time Mr. Bar-Lev has been included on the prestigious list of the most influential and powerful leaders in the IT channel.

In addition, Check Point issued its 2013 Security Report, uncovering major security risks that impact organizations worldwide. The new report examines top security threats, risky web applications that compromise network security, and loss of data caused by employees unintentionally. Most importantly, it provides security recommendations on how to protect against these threats. The report is available at www.checkpoint.com.

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Second Quarter 2013 Investor Conference Participation Schedule:

•	Jeffries Global TMT Conference
May 7, 2013 – New York, NY

•	J.P. Morgan 41st Annual Technology, Media and Telecom Conference
May 16, 2013 – Boston, MA

•	Barclays Global Technology, Media and Telecom Conference
May 22, 2013 – New York, NY

•	Cowen & Company 41st Annual Technology Media & Telecom Conference
May 30, 2013 – New York, NY

•	Bank of America Merrill Lynch 2013 Global Technology Conference
June 5, 2013 – San Francisco, CA

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 22, 2013 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through April 29, 2013 on the company's website or by telephone at +1.201.612.7415, replay ID number 412273.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, is the only vendor to deliver Total Security for networks, data and endpoints, unified under a single management framework. Check Point provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to innovate with the development of the Software Blade Architecture™. The dynamic Software Blade Architecture delivers secure, flexible and simple solutions that can be fully customized to meet the exact security needs of any organization or environment. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2013 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges, amortization of acquired intangible assets, and the related tax effects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2013	2012
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$106,530	$110,182
Software updates, maintenance and subscription	216,200	202,934
Total revenues	322,730	313,116

Operating expenses:
Cost of products and licenses	18,849	19,604
Cost of software updates, maintenance and subscription	17,854	16,039
Amortization of technology	294	2,858
Total cost of revenues	36,997	38,501

Research and development	29,314	26,842
Selling and marketing	61,829	59,099
General and administrative	17,586	15,784
Total operating expenses	145,726	140,226

Operating income	177,004	172,890
Financial income, net	8,842	10,462
Income before taxes on income	185,846	183,352
Taxes on income	37,886	39,726
Net income	$147,960	$143,626

Earnings per share (basic)	$0.75	$0.70
Number of shares used in computing earnings per share (basic)	198,459	206,114

Earnings per share (diluted)	$0.73	$0.68
Number of shares used in computing earnings per share (diluted)	202,594	212,469

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2013	2012
	(unaudited)	(unaudited)

GAAP operating income	$177,004	$172,890
Stock-based compensation (1)	11,170	9,785
Amortization of intangible assets (2)	922	4,004
Non-GAAP operating income	$189,096	$186,679

GAAP net income	$147,960	$143,626
Stock-based compensation (1)	11,170	9,785
Amortization of intangible assets (2)	922	4,004
Taxes on the above items (3)	(760)	(503)
Non-GAAP net income	$159,292	$156,912

GAAP Earnings per share (diluted)	$0.73	$0.68
Stock-based compensation (1)	0.06	0.05
Amortization of intangible assets (2)	-	0.02
Taxes on the above items (3)	-	(0.01)

Non-GAAP Earnings per share (diluted)	$0.79	$0.74

Number of shares used in computing Non-GAAP earnings per share (diluted)	202,594	212,469

(1) Stock-based compensation:
Cost of products and licenses	$18	$16
Cost of software updates, maintenance and subscription	199	67
Research and development	1,987	1,939
Selling and marketing	2,260	2,089
General and administrative	6,706	5,674
	11,170	9,785

(2) Amortization of intangible assets:
Amortization of technology- Cost of revenues	294	2,858
Selling and marketing	628	1,146
	922	4,004

(3) Taxes on the above items	(760)	(503)

Total, net	$11,332	$13,286

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS
	March 31,	December 31,
	2013	2012
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$252,771	$574,802
Marketable securities and short-term deposits	1,132,310	928,535
Trade receivables, net	276,178	373,755
Prepaid expenses and other current assets	50,806	47,827
Total current assets	1,712,065	1,924,919

Long-term assets:
Marketable securities	2,138,310	1,792,027
Property and equipment, net	37,539	36,973
Severance pay fund	5,995	6,038
Deferred tax asset, net	26,093	25,553
Other intangible assets, net	18,289	19,211
Goodwill	727,875	727,875
Other assets	20,220	19,797
Total long-term assets	2,974,321	2,627,474

Total assets	4,686,386	$4,552,393

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$516,870	$524,627
Trade payables and other accrued liabilities	411,361	346,568
Total current liabilities	928,231	871,195

Long-term deferred revenues	69,487	65,063
Income tax accrual	276,961	259,547
Deferred tax liability, net	1,788	-
Accrued severance pay	10,526	10,279
	358,762	334,889

Total liabilities	1,286,993	1,206,084

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	711,142	693,212
Treasury shares at cost	(2,066,313)	(1,955,328)
Accumulated other comprehensive income	12,785	14,606
Retained earnings	4,741,005	4,593,045
Total shareholders’ equity	3,399,393	3,346,309
Total liabilities and shareholders’ equity	$4,686,386	$4,552,393
Total cash and cash equivalents, marketable securities and short-term deposits	$3,523,391	$3,295,364

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2013	2012
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$147,960	$143,626
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	2,016	1,952
Amortization of intangible assets	922	4,004
Stock-based compensation	11,170	9,785
Decrease in trade and other receivables, net	94,376	113,161
Realized loss (gain) on marketable securities	(1,114)	62
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	83,496	(1,110)
Excess tax benefit from stock-based compensation	(4,171)	378
Deferred income taxes, net	(3,213)	3,475
Net cash provided by operating activities	331,442	275,333

Cash flow from investing activities:
Investment in property and equipment	(2,582)	(2,418)
Net cash used in investing activities	(2,582)	(2,418)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	26,645	39,554
Purchase of treasury shares	(131,637)	(74,999)
Excess tax benefit from stock-based compensation	4,171	(378)
Net cash used in financing activities	(100,821)	(35,823)

Unrealized gain (loss) on marketable securities, net	(12)	4,657

Increase in cash and cash equivalents and marketable securities	228,027	241,749

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,295,364	2,879,405
Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,523,391	$3,121,154

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

April 22nd, 2013

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